June 5, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Martin James
                Senior Assistant Chief Accountant

        Re:      Rudolph Technologies, Inc.
                   Form 8-K Dated February 3, 2006
                   Form 10-K for the Year Ended December 31, 2005
                   Forms 10-Q for the Quarter Ended March 31, 2006

Dear Mr. James:

        On behalf of Rudolph Technologies, Inc., this letter is to confirm that we have received your letter dated May 30, 2006 regarding comments on Form 10-K for the Year Ended December 31, 2005 and related filings, and Form 10-Q for the Quarter Ended March 31, 2006 and plan of responding to those comments on or about June 21, 2006.

If you have any questions, please do not hesitate to contact me at (973) 448- 4302.

Very truly yours,

/S/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc: Paul F. McLaughlin (Rudolph Technologies, Inc.)
     Bob Koch (Rudolph Technologies, Inc.)
     Bern Kuelker (KPMG)